U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _____________

Commission File Number _____________

Nevsun Resources Ltd.

(Exact name of registrant as specified in its charter)

British Columbia (Province or Other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

800 – 1075 West Georgia Street,

Vancouver, British Columbia

Canada  V6E 3C9   (604) 623-4700
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.

1420 Fifth Avenue, Suite 3400

Seattle, Washington 98101

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to: Randal R. Jones Christopher L. Doerksen Dorsey & Whitney LLP 1420 Fifth Avenue, Suite 3400 Seattle, Washington 98101 (206) 903-8800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

  [  ]  Annual Information Form

[  ]   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [  ]    Yes      [X]    No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [  ]      Yes       [X]     No

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain forward-looking statements concerning anticipated developments in the operations of Nevsun Resources Ltd. (the “Registrant”) in future periods, planned exploration and development activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits.  Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made.  In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVES ESTIMATES

All mineral resource and reserve estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and reserve information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

For definitions of the terms mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” beginning on page ii of the Annual Information Form filed as Exhibit 99.1 to this Registration Statement.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.6, inclusive, and Exhibit 99.9 through Exhibit 99.73, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.7, the reconciliation for the years ended December 31, 2003, and 2002 to U.S. Generally Accepted Accounting Practices as required by Item 17 of Form 20-F, and Exhibit 99.8, the supplement to the Company’s management’s discussion and analysis for the years ended December 31, 2003 and 2002, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.74 through Exhibit 99.86, inclusive, as set forth in the Exhibit Index attached hereto.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Registrant.

II-2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVSUN RESOURCES LTD.

/@/ Cliff T. Davis

Cliff T. Davis

Chief Financial Officer and Director

Date: July 12, 2004

EXHIBIT INDEX

The following exhibits have been filed as part of the Registration Statement:

Exhibit	Description

Annual Information
99.1	Initial Annual Information Form of the Registrant dated June 15, 2004

99.2	Annual Information Form of the Registrant dated February 26, 2003

99.3	Audited Annual Financial Statements and MD&A of the Registrant for the years ended December 31, 2003 and 2002

99.4	Audited Annual Financial Statements and MD&A of the Registrant for the years ended December 31, 2002 and 2001

99.5	Auditors’ report to the shareholders of the Registrant for the year ended December 31, 2003

99.6	Auditors’ report to the shareholders of the Registrant for the year ended December 31, 2002

99.7	Supplementary information – Reconciliation with United States Generally Accepted Accounting Principles, including Auditors’ report thereon, for the years ended December 31, 2003 and 2002

99.8	United States GAAP Supplement to Management Discussion and Analysis for the years ended December 31, 2003 and 2002

Quarterly Information
99.9	Quarterly Report of the Registrant for the three months ended March 31, 2003.

99.10	Accompanying MD & A of the Registrant for the period ended March 31, 2003.

99.11	Quarterly Report of the Registrant for the six months ended June 30, 2003.

99.12	Accompanying MD & A of the Registrant for the period ended June 30, 2003.

99.13	Quarterly Report of the Registrant for the six months ended September 30, 2003.

99.14	Accompanying MD & A of the Registrant for the period ended September 30, 2003.

99.15	Quarterly Report of the Registrant for the three months ended March 31, 2004

99.16	Accompanying MD & A of the Registrant for the period ended March 31, 2004

Shareholder Meeting Materials
99.17	Notice of Meeting and Information Circular of the Registrant dated March 22, 2004

99.18	Proxy form of the Registrant dated March 22, 2004

99.19	Notice of Meeting and Information Circular of the Registrant dated January 23, 2003

99.20	Proxy form of the Registrant dated January 23, 2003

Technical Reports and Qualifying Certificates
99.21	Technical Report on the Bisha Property, dated February, 2004 as amended April, 2004 with Qualifying Certificates of F. William Nielsen, Tom Carpenter and Robin E. Chisholm

99.22	Technical Report on the Segala Main and Northwest Resource, dated March 27, 2003 with Qualifying Certificate of F. William Nielsen and Certificate of Author of Shaun Hackett

99.23	Technical Report on the Segala property, dated May 17, 2004, with qualifying certificates from Shaun Hackett, F. William Nielsen, Alistair Tiver, Philip Morriss and David Dodd

99.24	Technical Report on the Tabakoto property, dated May 17, 2004, with qualifying certificates from Christine Standing, F. William Nielsen, Phillip Morriss and Gordon McRae

Material Change Reports and Press Releases
99.25	Material Change Report of the Registrant dated July 8, 2004 and Press Release dated July8, 2004
99.26	Material Change Report of the Registrant dated June 16, 2004 and Press Release dated June 16, 2004
99.27	Material Change Report of the Registrant dated June 7, 2004 and Press Release dated June 7, 2004
99.28	Press Release of the Registrant dated May 25, 2004
99.29	Material Change Report of the Registrant dated May 21, 2004 and Press Release dated May 21, 2004
99.30	Material Change Report of the Registrant dated May 20, 2004 and Press Release dated May 20, 2004

99.31	Material Change Report of the Registrant dated May 13, 2004 and Press Release dated May 13, 2004
99.32	Material Change Report of the Registrant dated May 3, 2004 and Press Release dated May 3, 2004
99.33	Material Change Report of the Registrant dated April 28, 2004 and Press Release dated April 27, 2004
99.34	Material Change Report of the Registrant dated April 22, 2004 and Press Release dated April 22, 2004
99.35	Material Change Report of the Registrant dated April 7, 2004 and Press Release dated April 7, 2004
99.36	Material Change Report of the Registrant dated March 22, 2004 and Press Release dated March 22, 2004
99.37	Material Change Report of the Registrant dated June 25, 2004 and Press Release dated March 5, 2004
99.38	Material Change Report of the Registrant dated January 30, 2004 and Press Release dated January 27, 2004
99.39	Material Change Report of the Registrant dated January 20, 2004 and Press Release dated January 20, 2004
99.40	Material Change Report of the Registrant dated January 12, 2004 and Press Release dated January 12, 2004
99.41	Material Change Report of the Registrant dated December 19, 2003 and Press Release dated December 19, 2003
99.42	Material Change Report of the Registrant dated December 19, 2003 and Press Release dated December 17, 2003
99.43	Material Change Report of the Registrant dated December 10, 2003 and Press Release dated December 10, 2003
99.44	Material Change Report of the Registrant dated December 9, 2003 and Press Release dated December 8, 2003
99.45	Material Change Report of the Registrant dated December 1, 2003 and Press Release dated December 1, 2003
99.46	Material Change Report of the Registrant dated November 19, 2003 and Press Release dated November 19, 2003
99.47	Material Change Report of the Registrant dated October 28, 2003 and Press Release dated October 28, 2003
99.48	Material Change Report of the Registrant dated October 14, 2003 and Press Release dated October 14, 2003
99.49	Press Release of the Registrant dated September 30, 2003
99.50	Press Release of the Registrant dated September 17, 2003
99.51	Material Change Report of the Registrant dated August 19, 2003 and Press Release dated August 19, 2003
99.52	Material Change Report of the Registrant dated August 13, 2003 and Press Release dated August 12, 2003
99.53	Material Change Report of the Registrant dated July 31, 2003 and Press Release dated July 30, 2003

99.54	Material Change Report of the Registrant dated July 22, 2003 and Press Release dated July 18, 2003
99.55	Material Change Report of the Registrant dated July 9, 2003 and Press Release dated July 9, 2003
99.56	Material Change Report of the Registrant dated July 8, 2003 and Press Release dated July 7, 2003
99.57	Material Change Report of the Registrant dated June 16, 2003 and Press Release dated June 16, 2003
99.58	Press Release of the Registrant dated June 9, 2003
99.59	Material Change Report of the Registrant dated May 13, 2003 and Press Release dated May 13, 2003
99.60	Material Change Report of the Registrant dated May 6, 2003 and Press Release dated May 1, 2003
99.61	Material Change Report of the Regisrant dated April 30, 2003 and Press Release of the Registrant dated April 30, 2003
99.62	Material Change Report of the Registrant dated April 23, 2003 and Press Release dated April 17, 2003 and April 21, 2003
99.63	Material Change Report of the Registrant dated April 9, 2003 and Press Release dated April 9, 2003
99.64	Material Change Report of the Registrant dated March 28, 2003 and Press Release dated March 27, 2003
99.65	Material Change Report of the Registrant dated March 11, 2003 and Press Release dated March 6, 2003
99.66	Material Change Report of the Registrant dated February 28, 2003 and Press Release dated February 28, 2003
99.67	Press Release of the Registrant dated February 24, 2003
99.68	Material Change Report of the Registrant dated February 13, 2003 and Press Release dated February 11, 2003
99.69	Material Change Report of the Registrant dated January 31, 2003 and Press Release dated January 30, 2003
99.70	Material Change Report of the Registrant dated January 24, 2003 and Press Release dated January 22, 2003
99.71	Material Change Report of the Registrant dated January 22, 2003 and Press Release dated January 21, 2003
99.72	Material Change Report of the Registrant dated January 21, 2003 and Press Release dated January 16, 2003
99.73	Material Change Report of the Registrant dated January 15, 2003 and Press Release dated January 15, 2003

Consents

99.74	Consent of KPMG LLP

99.75	Consent of Frederick William Nielsen
99.76	Consent of Snowden Mining Industry Consultants (Pty) Ltd
99.77	Consent of Snowden Mining Industry Consultants (Pty) Ltd
99.78	Consent of Robin E. Chisholm
99.79	Consent of Claude Aussant
99.80	Consent of Shawn P. Hackett
99.80	Consent of Christine Alexandra Standing
99.82	Consent of Tom Carpenter
99.83	Consent of Alistair Tiver
99.84	Consent of Philip Morriss
99.85	Consent of Gordon McRae
99.86	Consent of David Dodd